Mail Stop 3561

June 29, 2009

By Facsimile and U.S. Mail

Mr. Mark M. Jacobs
President and Chief Executive Officer
RRI Energy, Inc.
1000 Main Street
Houston, Texas 77002

>   **Re: RRI Energy, Inc.**
>   **Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed March 2, and April 30, 2009**

Dear Mr. Jacobs:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 15. Exhibits and Financial Statement Schedules, page 54

1. In future filings, please revise your disclosure in Item 15(a)(3) to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading. Please confirm in writing that you will do so, and also

> explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

2. With respect to Exhibit 2.1, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K. In future periodic reports, please include in the exhibit index your agreement to furnish us with any omitted schedules or exhibits.

3. With your next periodic report, please file complete copies of your material agreements filed as exhibits, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits and schedules to your credit and guaranty agreement listed as Exhibit 10.24 in your exhibit index.

Annual Report on Form 10-K/A

Code of Business Conduct, page 3

4. We note your statement that directors must consult with your general counsel or the board of directors before engaging in a material relationship or activity that could reasonably be expected to affect his or her independence. Please describe the standards used by the general counsel or your board of directors in evaluating a material relationship or activity and disclose whether the directors are permitted to engage in a material relationship or activity that has not been approved or ratified by the general counsel or your board of directors. Refer to Item 404(b) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director